Exhibit 99.2

MMA.INC

NYSE:MMA

Aggregating the combat sports sector *through community and participation*

MIXED MARTIAL ARTS GROUP LIMITED

CORPORATE PRESENTATION · SEPTEMBER 1, 2026

NYSE AMERICAN: MMA

Full disclosure.

Important information. This presentation is made available by MMA.INC for general information about the Company and its business.

Forward-looking statements. This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Sections 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. Words such as "believe," "may," "estimate," "anticipate," "intend," "plan," "could," "target," "potential," "will," "expect" and similar expressions are intended to identify forward-looking statements. These include, without limitation, statements regarding the Company's strategy, plans and objectives; the conversion of fans into participants; increased penetration of the Company's existing users, students, gyms and footprint; the rollout and adoption of the XP Passport, Get Paid to Train and the Warrior Training Program; the UFC GYM partnership and its expansion; planned partnerships; geographic expansion; monetization and payment volumes; and expected revenue, run-rate, unit economics, operating expenses, core operating expenses and other financial performance. There can be no assurance that any of these will be achieved. In particular, there is no assurance that the Company will increase penetration of its existing users, students, gyms or footprint, convert fans into participants at any rate or at all, sustain community growth or retention, or realize any of the illustrative revenues, unit economics, run-rates, margins, multiples or opportunities shown, which are estimates based on assumptions that may prove incorrect and are not guarantees of future performance. These statements reflect management's current assumptions and are subject to significant risks and uncertainties, including the Company's ability to manage growth; its dependence on gyms, academies and members and their adoption of the Company's products; reliance on key relationships and individuals; competition; execution and integration risk; regulatory action concerning digital assets and stablecoins; macroeconomic and competitive conditions; and the risk factors described in the Company's Annual Report on Form 20-F for the year ended 30 June 2025 and in its subsequent reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission, that may cause actual results to differ materially.

Basis of presentation. MMA.INC is a foreign private issuer and prepares its financial statements under IFRS as issued by the IASB; its financial year ends 30 June. Where Australian dollar amounts are converted to US dollars, this is for convenience only at a fixed rate of US$0.70 per A$1.00, and is not a representation that amounts could be realized at that or any other rate.

No offer; no advice. This document does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, and shall not constitute an offer, solicitation, or sale in any jurisdiction in which it would be unlawful. It is not investment, legal, accounting, or tax advice. Any investment in MMA.INC is speculative and involves a high degree of risk, including the possible loss of the entire investment; recipients must make their own assessment and consult the Company's public filings and their own advisors.

No representation; no reliance. No representation or warranty, express or implied, is made as to the accuracy, completeness, or fairness of the information herein, and nothing herein shall be relied upon as a promise or representation. Third-party data, references, and benchmarks have not been independently verified and are presented for context only. Platform metrics, including social media followers, user profiles, registered students, gym profiles, country reach and payment volume are accurate as of the date hereof and may change. Certain statements in this presentation reflect the Company's beliefs and opinions rather than statements of fact, including statements regarding the Company's competitive position and the uniqueness or irreplaceability of its assets, platform, community and relationships; such statements are inherently subjective, are made as of the date hereof, and may not be shared by others.

No liability; no update. To the maximum extent permitted by law, none of MMA.INC or its affiliates, directors, officers, employees, or advisers accepts any liability whatsoever arising from any use of this document or its contents. Any forward-looking statement speaks only as of the date on which it is made, and MMA.INC undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Trademarks and third-party references. Trademarks, trade names and service marks referenced, including UFC, UFC GYM, TKO, Paramount, Strava, Mindbody, ClassPass, AllTrails, Fishbrain, Planet Fitness, WellnessLiving, Les Mills, Precision Peptide, Zebra Athletics, Stripe, Nielsen, Adobe, IBISWorld and SFIA, are the property of their respective owners and are used for identification and comparison only. Their use does not imply any endorsement, sponsorship or affiliation except to the extent of any relationship expressly described in this presentation.

Operating and platform metrics. Operating and platform metrics, including paying, verified and published gyms, registered students, total user profiles, monthly active users, check-ins and payment volume, are defined and measured as described in the Company's filings and may differ from similarly named metrics used by other companies. Total user profiles and published gyms represent the consolidation of user and gym profiles, respectively, created across all assets owned by MMA.INC, including assets the Company no longer operates independently but whose profiles it owns and has consolidated into its master database. These figures do not indicate that such users or gyms are active. Verified academies are gyms whose owner has taken control of their profile; paying academies are those on an active paid subscription. Registered students are individual student records created on the platform by academies or by students themselves and do not indicate current or active training. Monthly active users are unique users active in the relevant month across the app, in-gym kiosk and admin interfaces. Check-ins are attendance events recorded through the platform. Payment volume is the gross value of payments processed through the platform; the run-rate annualized figure annualizes recent monthly volume and is not Company revenue. Social media followers are the cumulative total of followers across all assets owned by MMA.INC over time, accumulated since each asset's inception, and do not indicate current or active engagement.



Round 1 - Our Mission

Conor McGregor, UFC Champion, investor & strategic advisor
John Kavanagh, co-founder of MMA.INC and head coach of Conor McGregor
Nick Langton, Founder and CEO of MMA.INC

THE GAP

Running and Cycling have Strava.
Fitness has Mindbody / Classpass.
Hiking has AllTrails.
Fishing has Fishbrain.

Combat sports has nothing.

Until now.

Companies named are trademarks of their respective owners, used for identification and comparison only; their use does not imply endorsement, sponsorship or affiliation. Statements about the absence of an equivalent platform in combat sports reflect management belief and opinion rather than statements of fact. See the disclosures in this presentation.

Convert 700M+ global martial arts fans *into participants.*

UFC monetizes viewership. *We monetize participation.*

UFC fan base per TKO Group Holdings, Inc. (NYSE: TKO) Annual Report on Form 10-K for the year ended 31 December 2025. See the disclosures in this presentation.

The sport is *mainstream.*

700M+
FANS WORLDWIDE

$7.7B
UFC × PARAMOUNT DEAL, SEVEN YEARS FROM 2026

34M
TOTAL GLOBAL VIEWERS, UFC AT THE WHITE HOUSE

200M+
HOURS OF UFC WATCHED BY 20M HOUSEHOLDS SINCE BEING ON PARAMOUNT+

~15M
US MARTIAL ARTS & BOXING PARTICIPANTS

~80K
US MARTIAL ARTS & BOXING FACILITIES


wrestling
boxing
karate
Laamb
Judo
Muay Thai
jiu jitsu

Sources: UFC fan base per TKO Group Holdings, Inc. (NYSE: TKO) Annual Report on Form 10-K for the year ended 31 December 2025. Participants per SFIA 2024 (martial arts plus boxing/MMA fitness; overlapping). Facilities per IBISWorld OD4187 and OD4848. Rights, viewership and hours watched on Paramount+ in 2026 per Paramount and TKO. UFC Freedom 250 at the White House, June 2026: 34M total global viewers per TKO, of which 17M in the US and Latin America per Nielsen and Adobe Analytics.

Fans watch combat sports. The UFC promotes them; *we turn them into participants.*

The infrastructure is built. *The inflection is now.*

THE SPORT

700M+ fans. Combat sports is mainstream.

THE INFRASTRUCTURE

15,326 academies published, 108K students, US$21M run-rate annualized payments processed through the platform.

THE CONVERSION

389 paying academies today. The installed footprint is far larger.

THE PLATFORM

SaaS, payments, programs, commerce and the XP Passport.

THE INFLECTION

Nine years assembling the assets. Monetization begins now.

> We don't need to build the network. *We need to monetize the one we've already built.*

Platform metrics per Company and BJJLink data as at May 2026; definitions as set out in the disclosures in this presentation. UFC fan base per TKO Group Holdings, Inc. (NYSE: TKO) Annual Report on Form 10-K for the year ended 31 December 2025. See the disclosures in this presentation.

WHY MARTIAL ARTS?

Martial Arts is *For Life*

10+ YEARS

to earn a black belt. Members stay for the journey, not a New Year's resolution.

COACH & GYM

loyalty runs deep. People don't gym-hop; they belong to a team.

IDENTITY

Belts and records live at the gym. Leaving means starting over.

LONG-TERM PARTICIPATION

creates the potential for greater lifetime value from every member we retain.

Statements regarding time to black belt, member loyalty, switching behavior, churn and lifetime value reflect management belief and opinion based on sector experience and platform observation, not statements of fact, and are not independently verified. There is no assurance that the Company will sustain community growth or retention. See the disclosures in this presentation.

Low churn. High loyalty. *Built for lifetime participation.*

PROBLEM AND SOLUTION

The problem is structural. *So is the solution.*

THE PROBLEM

Combat sports is *fragmented.*

- ✕ 700M+ fans, no home of their own
- ✕ Hundreds of thousands of gyms running on paper and spreadsheets
- ✕ No shared identity, no record, no rewards
- ✕ Every other sport has its platform. This one doesn't.

THE SOLUTION

MMA.INC is the *community platform for combat sports.*

- ✓ One platform: train, compete, belong
- ✓ Gym software, payments and commerce built in
- ✓ One digital identity across every gym and app
- ✓ We are positioned to own the participation layer of the sport

Aggregate participation. Monetize the ecosystem.

UFC fan base per TKO Group Holdings, Inc. (NYSE: TKO) Annual Report on Form 10-K for the year ended 31 December 2025. See the disclosures in this presentation.



Round 2 - The Platform

Laura Sanko, MMA.INC Director & UFC Commentator

THE EVOLUTION

Every step has been deliberate. *Now we scale.*

Nine years assembling the participation platform.

WE ARE HERE · MID 2026

2017-2022

PROVE

Earn credibility inside the sport.

- Warrior Training Program launched and delivered globally
- Endorsed by leading martial arts coaches

2023-2024

ASSEMBLE

Acquire the pieces we could not build overnight.

- MixedMartialArts.com · Hype · Steppen · BJJLink
- UFC GYM relationship established

2025-2026

INTEGRATE

Turn separate assets into one ecosystem.

- Community, software, payments, training IP and media
- One platform, one user journey

2026+

SCALE

Use the assembled network to aggregate the sector.

- XP Passport, loyalty, rewards and commerce
- Deeper penetration of the gym network

FORWARD-LOOKING

Every phase delivered before the next began. *The next phase is scaling it.*

Timeline approximate. Phase 4 initiatives, including XP Passport and the MixedMartialArts.com relaunch, are forward-looking and subject to completion; see forward-looking statements. See the disclosures in this presentation.

Built by operators. *Backed by the sport.*

Our board, our leadership and the advisors who back us.

BOARD OF DIRECTORS



Vaughn Taylor
Non-Executive Chairman



Nick Langton
Founder, Chief Executive Officer & Director



Jonathan Hart
Director & Company Secretary



Eric Corbett
Director



Richard Paolone
Director



Laura Sanko
Director

LEADERSHIP



Nick Langton
Founder & Chief Executive Officer



Aaron Links
Chief Financial Officer



John Kavanagh
Co-Founder & Head of Coaching

ADVISORY BOARD



Conor McGregor
Strategic Advisor



Donald Trump Jr.
Strategic Advisor



Freddy Elturk
Strategic Advisor, Web3 & Digital Assets



Mark Mastrov
Strategic Advisor, Co-Founder UFC GYM



Adam Sedlack
Strategic Advisor, Co-Founder UFC GYM

Board, leadership and advisory roles as publicly disclosed by the Company. See the disclosures in this presentation.

18 months of *execution.*

Since January 2025: execution across the platform, UFC GYM Partnership, brand and balance sheet.

PLATFORM TRACTION

- Paying academies increased to 389 **(+260%)**
- Verified academies increased to 996 (15,326 published) **(+23%)**
- Registered students on platform increased to 108K **(+101%)**
- Monthly Active Users (MAU) on platform increased to ~28K **(+89%)**
- Payments volume through platform increased to US$21M **(+92%)**

UFC GYM PARTNERSHIP

JAN 2025 · UFC GYM program expansion begins, targeting 150+ locations

SEP 2025 · BJJLink named the technology backbone for UFC GYM's BJJ franchise model

APR 2026 · TrainAlta's first international rollout, live across 5 UFC GYM Australia sites

BRAND & PARTNERSHIPS

SEP 2025 · Donald Trump Jr. appointed strategic advisor

MAR 2026 · Launch Gear and Apparel Revenue Platform with Zebra Athletics

APR 2026 · Expands Into Law Enforcement Training with John Kavanagh-Led Program

MAY 2026 · Enters Exclusive Peptide Partnership with Precision Peptide

JUL 2026 · Relaunched MixedMartialArts.com

FINANCIAL AND CAPITAL

DEC 2025 · US$3M private placement led by American Ventures LLC, with investment from Donald Trump Jr.

DEC 2025 · Delivers reduction in run-rate Adjusted EBITDA loss (non-IFRS) for 1H26

DEC 2025 · Returned to a positive net asset position as at December 2025

JUN 2026 · Terminated undrawn US$20M equity line; simplified capital structure

AUG 2026 · US$4M private placement at $1.00 per share (160% premium to market) with Texas-based family office; Schedule 13G filed for 10.51%

Community and gym-funnel metrics per company data, deltas since January 2025 (registered users and MAU on a half-year basis to Jun 2026). Remaining items are selected public announcements over the period, as reported on the dates shown. Full releases at ir.mma.inc. Published gyms and total user profiles are consolidated across all assets owned by MMA.INC and do not indicate that such gyms or users are active; registered students do not indicate current or active training. See the disclosures in this presentation. Payment volume is the gross value of payments processed through the platform and is not Company revenue.

A global community *already operating at scale.*

A live network of gyms, members, transactions and engagement - growing every month.

107,694
STUDENT PROFILES
+101% in 18 months

27,651
MONTHLY ACTIVE USERS
+89% in 18 months

15,326 / 996 / 389
PUBLISHED / VERIFIED / PAYING GYMS
+260% in 18 months

US$21M
RUN-RATE ANNUALIZED PAYMENTS PROCESSED THROUGH THE PLATFORM
+92% vol · +137% txns

5M+ / 680K
SOCIAL FOLLOWERS / USER PROFILES ON ALL MMA.INC PLATFORM ASSETS
top of funnel

80K
MONTHLY CHECK-INS
+142% in 18 months

The community is built. *Now we monetize it, and grow it.*

Platform metrics per BJJLink data (July 2026). Payments annualized at May 2026. Check-ins May 2026. Social across all accounts. Published gyms and total user profiles are consolidated across all assets owned by MMA.INC and do not indicate that such gyms or users are active; registered students do not indicate current or active training. See the disclosures in this presentation. Payment volume is the gross value of payments processed through the platform and is not Company revenue.

The community is *compounding strongly.*

TOTAL USERS · BY HALF YEAR

Registered users on the platform


53K
60K
79K
108K
Jan 25
Jun 25
Dec 25
Jun 26

+101% since Jan 2025

MONTHLY ACTIVE USERS · BY HALF YEAR

Active every month: app, in-gym kiosk & admin


15K
16K
20K
28K
Jan 25
Jun 25
Dec 25
Jun 26

+89% since Jan 2025

Growth embedded in distribution: every academy that joins brings its members into the network.

Total users: registered users, BJJLink data, half-year readings (Jan 2025 to Jun 2026). MAU: combined Connect, Kiosk and Admin; latest 27,651 (Jul 2026). Published gyms and profiles are consolidated and do not indicate active gyms or users. See the disclosures in this presentation.

The network is built. *Conversion is accelerating.*

PUBLISHED

Academy profiles


Q125
Q225
Q325
Q425
Q126
Q226

15,326

+2% since Jan 2025

VERIFIED

Human-approved partners


Q125
Q225
Q325
Q425
Q126
Q226

996

+23% since Jan 2025

PAYING

On the software, per month


Q125
Q225
Q325
Q425
Q126
Q226

389

+260% since Jan 2025

15,326 published. 996 verified. 389 paying. *The opportunity is conversion, not discovery.*

Quarter-end cumulative counts reconstructed from BJJLink monthly onboarding data (Jan 2025 - May 2026) over the pre-window installed base; academy additions restricted to BJJLink since Jan 2024. Totals reconcile to current 15,326 / 996 / 389. Published gyms and total user profiles are consolidated across all assets owned by MMA.INC and do not indicate that such gyms or users are active; registered students do not indicate current or active training. See the disclosures in this presentation.

XP Passport. *Our sector aggregation tool*

One identity and one record - belts, fights, training, gear - that follows every athlete across the entire sport. Built so any gym, promotion, academy or app can plug in.

XP PASSPORT

Designed as the system of record for combat sports

- Belt & grading history
- Fight & competition record
- Training & attendance
- Gear & purchases
- Rewards, payments & identity

WHO CAN PLUG IN

Gyms & academies → XP	Promotions & events → XP
Training & fitness apps → XP	Gear & equipment brands → XP
Federations & gradings → XP	Media - MixedMartialArts.com → XP

Strava never owned the shoes or the roads - it owned the record and became the network. XP is built to do the same for combat sports.

*Open to every operator · portable for every athlete - **the identity layer for the sector.***

XP Passport launched in July 2026 and is freemium only; the monetization layer is not yet enabled and it generates no revenue today. The integrations described are potential; none is contracted. Not a forecast, guidance or a commitment to launch. See the disclosures in this presentation.


TRAINALTA.COM
COACH

Round 3 - The Operating Model

One academy joins. *Then the journey earns.*

The academy is the entry point. Every step after it opens a revenue line we already own.

1. **ACADEMY JOINS** — BJJLink software and payments — *SaaS subscription*
2. **MEMBERS ONBOARD** — Profiles, check-ins, belts — *Payment volume*
3. **MEMBERS TRANSACT** — Fees, gear, food, classes — *Transaction take-rate*
4. **MEMBERS PROGRESS** — Warrior Training, XP Passport — *Program and subscription*
5. **IDENTITY TRAVELS** — One record across the sport — *Data and network effect*

> Every step the member takes *opens another revenue line.*

Illustrative representation of the member journey and the revenue lines it opens. XP Passport launched in July 2026 and is freemium only; the monetization layer is not yet enabled and it generates no revenue today. Not a forecast or guidance. See the disclosures in this presentation.

Every revenue line we have. *And every one we don't yet.*

Each paying academy brings **250 to 300 registered members** onto the platform, with their participation, belts and records.

LIVE TODAY

- ✓ **BJJLink SaaS subscription** No subscription with a higher transaction split · $49 / mo plus 1% · $149 / mo, no split
- ✓ **Payment transaction take-rate** 0.5-1% on member transactions
- ✓ **TrainAlta licensed programs** US$1,700 RRP per 20-week program, master-franchise licensing
- ✓ **UFC Gym program fees** 65/35 revenue split
- ✓ **Events and finales** Ticket sales across Alta and UFC Gym
- ✓ **E-commerce and partnerships** GMV commission: Precision Peptide, Zebra Athletics
- · **XP Passport** Launched July 2026, freemium only · monetization layer not yet enabled

POTENTIAL ADDITIONAL REVENUE OPPORTUNITIES

- **Law enforcement training** B2G curriculum, recurring renewable department contracts
- **Licensed syllabus** Programs with leading names, per academy per month
- **Coaching content** Libraries from world-class coaches, licensed per member
- **Gym financial services** Banking, insurance, lending and cards, with licensed partners
- **Merchandise and gear** Across the academy network
- **Community advertising** Sponsorship inventory across the member base

We do not need new customers to sell these. *We need to sell more to the academies we already have.*

Potential additional revenue opportunities are product concepts on our roadmap. They are not contracted or revenue-generating today; several would require third-party partners and, for financial products, appropriate licensing and regulatory approvals. Pricing, fee models, revenue splits and take rates shown are current commercial terms and are subject to change over time, by market and by counterparty. XP Passport launched in July 2026 and is freemium only; the monetization layer is not yet enabled and it generates no revenue today. Nothing on this page is a forecast, guidance or a commitment to launch; see forward-looking statements. Registered members per paying academy is an average derived from platform data as at May 2026. See the disclosures in this presentation.

We do not need to find them. *They are already on us.*

Two engines feed one funnel. The distribution already exists; going to market is activation of a base we already hold.

THE ACADEMY ENGINE · B2B

BJJLink lands the academy
Software and payments make us the system of record

Then we sell into it
Warrior Training licences, syllabus, coaching content

607 verified, not yet paying
Already vetted, already known to us

UFC Gym and master-franchise
One relationship, many locations

Referral from inside the sport
Coaches and operators introduce the academies

69% of demos convert to signed

→

REACH
5M+ social · MixedMartialArts.com · Warrior alumni

IN THE NETWORK
15,326 published · 996 verified

ENGAGED
107,694 students · ~28K monthly active

PAYING
389 academies today

SaaS · transactions · licences
subscriptions · commerce

←

THE PARTICIPANT ENGINE · B2C

Members arrive with the academy
250 to 300 registered members each

Warrior participants evangelize
Graduates sell the program by word of mouth

They buy more than training
Online subscriptions, merchandise and gear

Owned media reaches them
MixedMartialArts.com and 5M+ social

XP Passport keeps them
The record follows the athlete between academies

> Each engine feeds the other. *The academy delivers the participants; the participants sell the next academy.*

Platform metrics as at May 2026. Demo-to-signed conversion derived from BJJLink CRM activity for the six months to June 2026 (132 demos booked, 91 signed); CRM deal counts are recorded on a different basis from the paying-academy series shown earlier in this presentation and do not reconcile directly to it. 607 is 996 verified academies less 389 paying. XP Passport launched in July 2026 and is freemium only; the monetization layer is not yet enabled. Descriptions are of current activity and are not a forecast or guidance. See the disclosures in this presentation.

Every gym sells. *We clip the ticket.*

17,125
APP & WEB USERS
Connect: training, community, profiles

9,680
IN-GYM KIOSK USERS
Check-in, POS and onboarding

846
GYM ADMINS
Managers running their business on us


36%
19%
13%
9%
6%
17%
Drinks & food
Apparel & gear
GIs & uniforms
Memberships & fees
Classes & training
Other

US$21M
RUN-RATE ANNUALIZED PAYMENTS PROCESSED THROUGH THE PLATFORM

+137%
MONTHLY TRANSACTION GROWTH SINCE JAN 2025

0.5-1%
TRANSACTION TAKE-RATE

Transaction category mix and monthly volumes per BJJLink platform data (Jan 2025 - May 2026); annualized payment run-rate (Stripe + non-Stripe) as at May 2026. Take rate illustrative. Payment volume is the gross value of payments processed through the platform and is not Company revenue. Illustrative only, not a forecast or guidance; see forward-looking statements. See the disclosures in this presentation.

We can see how alive the sport is, *everywhere.*

The Member Engagement Index: a proprietary read on community vibrancy, measured across 35 countries and 469 cities.



ENGAGEMENT INTENSITY

LOW HIGH

present, not yet scored

35 COUNTRIES

469 CITIES

KEY MARKETS

El Salvador	54.8
United Kingdom	49.4
United States	42.7
Australia	42.4

> Engagement we can measure, city by city, worldwide. *Every check-in, payment and membership makes the network more valuable, to gyms, members, partners and MMA.INC*

Member Engagement Index (avg score) by country, BJJLink platform data 2026; 35 countries and 469 cities scored. Muted countries have members but no engagement score yet. Index is a proprietary composite of digital and in-gym activity. Third-party data has not been independently verified and is presented for context only. Reflects management belief and opinion rather than statements of fact; such statements are inherently subjective and may not be shared by others. See the disclosures in this presentation.

The funnel *we've already built.*

The opportunity is not theoretical market share. **It is deeper monetization of a footprint already assembled.**

The illustrative revenue scenarios below show the potential value of our existing footprint if fully monetized at 100% penetration. They are not a forecast or guidance, and are not a statement that full penetration will be achieved. MMA.INC cannot guarantee full penetration of its published or verified footprint, and actual conversion to date remains a small fraction of these illustrative levels. Published or verified status is not a contractual relationship and does not oblige or entitle any academy to become a paying customer of BJJLink or any MMA.INC product.

BUSINESS UNIT	TODAY 389 paying · FY26 (draft)	VERIFIED FOOTPRINT 996 gyms · 108K students	PUBLISHED FOOTPRINT 15,326 gyms · 680K profiles
Warrior Training Program LIVE	$1.3M	~$5M annualized	**~$80M** annualized
BJJLink SaaS LIVE	$0.2M	~$1M annualized	**~$18M** annualized
BJJLink Transactions LIVE	$0.1M	~$1M annualized	**~$8M** annualized
XP Passport LIVE · FREEMIUM	-	~$12M annualized	**~$73M** annualized
Other	$0.2M	-	-
TOTAL	**~$1.8M**	**~$19M** AT 100% PENETRATION	**~$179M** AT 100% PENETRATION

Unit economics: Warrior ~$14,900 / gym / yr at 35% net · BJJLink SaaS $99 / gym / mo (mix-weighted across three fee models) · BJJLink Transactions 1% on ~$54K / gym / yr · XP Passport $9 / member / mo ($108 / yr). The XP Passport fee is a forecast price for a paying subscriber. Only the freemium version of XP Passport has launched, it generates no revenue today, and there is no guarantee that any member converts from freemium to a paying subscription. Realized revenue per paying gym may change over time depending on the mix of fee structure and the stage of gym onboarding. Other current revenue is not scaled in the illustrations. Verified footprint = claimed and gym-managed profiles and registered students across the platform (996 verified gyms; 107,694 registered students). Published footprint = total published gyms and user profiles across the platform (15,326 gyms; 680K profiles). See the disclosures in this presentation.


ALTA

Round 4 - The Financials

Revenue growth, margin expansion, *cost discipline.*

GROSS PROGRAM FEES + SAAS REVENUE + OTHER INCOME · US$M


$0.7M
$1.5M
$1.8M
FY24
(A - audited)
FY25
(A - audited)
FY26
(Draft, unaudited)

FINANCIAL COMMENTARY

Revenue growth. Draft FY26 revenue up approximately 20% on FY25, with strong growth in BJJLink SaaS and Transaction revenue

Core Operating Costs reduction. Ongoing focus on reducing core operating costs across corporate and business units.

Margin improvement. Draft FY26 blended gross margin improvement, with blended margin above 40%; BJJLink SaaS margins above 90%.

Balance sheet. balance sheet strengthened. $4M capital raising completed in October 2026 at a 160% premium. No debt facilities drawn. Pre-funded warrants at FY25 exercised.

FY26 figures are draft, unaudited management accounts, not yet released and remain subject to change through the audit and finalization of the FY26 financial statements.

A$ at US$0.70. FY = year to June 30. FY24-FY25 audited (Form 20-F); * FY26 figures are draft, unaudited management accounts, not yet released and remain subject to change through the audit and finalization of the FY26 financial statements; The August 2026 placement premium is measured against the 20 August 2026 reference price, being the date the placement closed. See the disclosures in this presentation.

The platform is built. *Current revenue isn't the whole story.*

MMA.INC brings together community, software, payments, training IP and strategic distribution inside one listed combat-sports platform.

ESTABLISHED FOOTPRINT

15,326 academies published

- 996 verified academies
- 108K registered students
- US$21M run-rate annualized payments processed

CAPITAL ALREADY INVESTED

US$35M invested

- Five strategic assets
- Technology, IP, data, distribution
- Built ahead of full monetization

STRATEGIC SCARCITY

Pure-play listed martial arts exposure*

- Nine years of sector relationships
- Industry icons aligned with us
- Difficult to recreate organically

EXTERNAL PRICE VALIDATION

$1.00 per share

US$4M raised · 160% premium to market
Ordinary shares · No warrants · No convertibles
Schedule 13G filed for a 10.51% interest
Completed 20 August 2026

PEER VALUATIONS PROVIDE CONTEXT, NOT A FORMULA

Community + Identity

Strava · AllTrails · Fishbrain

Gym Infrastructure

Mindbody · WellnessLiving

Training IP

Les Mills

> MMA.INC combines these business models inside one listed company, *with an established footprint that is only beginning to be monetized.*

*We believe MMA.INC provides the only pure-play listed exposure to martial arts participation. This is management's belief and should be independently verified before being relied on as an absolute statement. Peer references are illustrative only: MMA.INC differs materially from each peer in scale, maturity, growth, profitability and business mix, and peer valuations should not be applied mechanically to MMA.INC's current revenue. US$21M is the annualized run rate of payment volume processed through the platform, not Company revenue. The US$4M placement was completed on 20 August 2026 at a 160% premium to the market reference price on that date, in ordinary shares with no warrants or convertible features. The subscriber, a Texas-based family office, has filed a Schedule 13G reporting a 10.51% interest; that percentage is as at the date of filing and changes as shares on issue change. Platform metrics as at May 2026. Nothing on this page is a valuation, forecast or guidance. See the disclosures in this presentation. Peer and third-party names are trademarks of their respective owners, used for identification and comparison only; their use does not imply endorsement, sponsorship or affiliation. Third-party data has not been independently verified and is presented for context only.

OWNERSHIP

Capital structure.

Fully diluted basis, as of September 1, 2026

~38.1M	~7.7M	US$4M
ORDINARY SHARES ON ISSUE	MANAGEMENT, BOARD AND ADVISORS	RECENT FINANCING AT $1.00 PER SHARE

SECURITY	SHARES	% FD	KEY TERMS
Ordinary Fully Paid	38,063,153	~75.6%	~19.4M free trading, ~11.0M within registrar (restricted), ~7.7M Management, Board and Advisors (restricted)
Series A Preference	857,142	~1.7%	$0.70 conversion price · ~$0.60M liq. preference · converts to ordinary
Employee Incentive Plan / Long Term Incentive Plan	7,511,534	~14.9%	Employee & long-term incentive plans: various operational and time based performance hurdles
Other Unlisted Options/Warrants & Performance Shares	3,906,400	~7.8%	~1.5M unlisted options / warrants (WAEP: US$3.27), ~0.55M Performance Shares (~0.1M @ $7.50 share price, ~0.15M @ $10.00, ~0.15M @ $15.00 and ~0.15M @ $20.00), ~1.85M other restricted securities
Total Fully Diluted	**50,338,229**	**100.0%**	

ORDINARY SHARES ~38.1M · BY HOLDER TYPE


~19.4M · ~50.9%
~11.0M · ~28.9%
~7.7M · ~20.2%

Free trading

Other Shareholders
Restricted within Registrar

Management, Board and Advisors
Restricted within Registrar

Capital structure as at the date of this presentation. US$4M placement at $1.00 per share completed 20 August 2026. Fully diluted assumes exercise or conversion of all options, warrants and performance securities, which may not occur. See the disclosures in this presentation.



Round 5 - Why NYSE:MMA

THE ASSETS

Assembled piece by piece. Difficult to replicate.

Five assets, assembled deliberately through strategic relationships, nine years and US$35M invested to reach this point, all contained inside one company, MMA.INC.

THE SOFTWARE (BJJLINK)
Embedded infrastructure.

389 paying · 996 verified · 15,326 published.

THE COMMUNITY
Organic distribution.

108K registered students · ~28K monthly active users.

TRAINALTA
Proven training IP.

Programs delivered globally since 2017.

MIXEDMARTIALARTS.COM
Digital heritage.

One of the sport's original domains · 5M+ social footprint.

UFC GYM PARTNERSHIP
Strategic distribution.

Exclusive Warrior Training Program rollout relationship.

THE NAMES
Industry alignment.

Conor McGregor (Investor and Advisor)
Donald Trump Jr. (Investor and Advisor)
John Kavanagh (Co-founder)
Laura Sanko (Director)

Statements regarding the uniqueness or irreplaceability of MMA.INC's assets reflect management's belief and opinion, not statements of fact. Illustrative and qualitative. Not a valuation, forecast or guidance, and not an offer or solicitation. Metrics per company data; team roles and relationships as publicly disclosed. USD/AUD conversion at 70c. See the disclosures in this presentation.

Nine years building. *Now we monetize.*

700M+
FANS WORLDWIDE

15,326
ACADEMIES PUBLISHED

108K
REGISTERED STUDENTS

389
PAYING ACADEMIES (+260%)

US$21M
RUN-RATE ANNUALIZED PAYMENTS PROCESSED THROUGH THE PLATFORM

5M+
SOCIAL AUDIENCE

US$35M
INVESTED ASSEMBLING THE PLATFORM

> The infrastructure is built and paid for. *The monetization phase starts now.*

Platform metrics per Company and BJJLink data as at May 2026; definitions as set out in the disclosures in this presentation. UFC fan base per TKO Group Holdings, Inc. (NYSE: TKO) Annual Report on Form 10-K for the year ended 31 December 2025. See the disclosures in this presentation.